                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(a)

                             (Amendment No. 6)


                          The Goldman Sachs Group, Inc.

                                (Name of Issuer)

                     Common Stock, par value $.01 per share

                         (Title of Class of Securities)

                                  38141G 10 4

                                 (CUSIP Number)

                                 Michiko Miura
                           SMBC Capital Markets, Inc.
                                277 Park Avenue
                            New York, New York 10172
                           Telephone: (212) 224-5000

          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               September 26, 2001

            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                         (Continued on following pages)

---------------------------
CUSIP NO. 38141G 10 4               13D
---------------------------

--------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1
      SMBC Capital Markets, Inc.
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2
      As to a group consisting of SMBC/(1)/ and Sumitomo Mitsui/(1)/     (a) [X]
      As to a group consisting of the Covered Persons/(1)/ and KAA/(1)/  (b) [X]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3
--------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                  [_]
 5
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
--------------------------------------------------------------------------------
                          SOLE VOTING POWER (See Item 6)
                     7
     NUMBER OF            0
      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER (See Item 6)
   BENEFICIALLY      8
     OWNED BY             248,934,195 Covered Shares/(1)/ and Uncovered
                          Shares/(1)/ in the aggregate/(2)/ held by Covered
                          Persons/(1)/
                          5,455,197 shares/(2)/ held by KAA/(1)/
                          8,670,527 shares held by SMBC/(1)/
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER (See Item 6)
                     9
    REPORTING             8,670,527
      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER (See Item 6)
       WITH          10
                          0
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      8,670,527/(3)/
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                             [X]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%/(3)/
13

--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
--------------------------------------------------------------------------------


______________________________

(1)   For a definition of this term, please see Item 2.

(2) Each of SMBC and Sumitomo Mitsui may be deemed to be members of a "group" with KAA and the Covered Persons. Each of SMBC and Sumitomo Mitsui disclaims beneficial ownership of shares of Common Stock held by KAA and the Covered Persons.

(3) Excludes 248,934,195 and 5,455,197 shares of Common Stock held by the Covered Persons and KAA, respectively, as to which each of SMBC and Sumitomo Mitsui disclaims beneficial ownership.

---------------------------
CUSIP NO. 38141G 10 4               13D
---------------------------

--------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1
      Sumitomo Mitsui Banking Corporation
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2
      As to a group consisting of SMBC/(1)/ and Sumitomo Mitsui/(1)/     (a) [X]
      As to a group consisting of the Covered Persons/(1)/ and KAA/(1)/  (b) [X]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3
--------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                  [_]
 5
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Japan
--------------------------------------------------------------------------------
                          SOLE VOTING POWER (See Item 6)
                     7
     NUMBER OF            0
      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER (See Item 6)
   BENEFICIALLY      8
     OWNED BY             248,934,195 Covered Shares/(1)/ and Uncovered
                          Shares/(1)/ in the aggregate/(2)/ held by Covered
                          Persons/(1)/
                          5,455,197 shares/(2)/ held by KAA/(1)/
                          8,670,527 shares held by SMBC/(1)/
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER (See Item 6)
                     9
    REPORTING             8,670,527
      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER (See Item 6)
       WITH          10
                          0
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      8,670,527/(3)/
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                             [X]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%/(3)/
13

--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      BK
--------------------------------------------------------------------------------


______________________________

(1)   For a definition of this term, please see Item 2.

(2) Each of SMBC and Sumitomo Mitsui may be deemed to be members of a "group" with KAA and the Covered Persons. Each of SMBC and Sumitomo Mitsui disclaims beneficial ownership of shares of Common Stock held by KAA and the Covered Persons.

(3) Excludes 248,934,195 and 5,455,197 shares of Common Stock held by the Covered Persons and KAA, respectively, as to which each of SMBC and Sumitomo Mitsui disclaims beneficial ownership.

     This Amendment No. 6 to Schedule 13D amends and restates in its entirety such Schedule 13D. This Amendment No. 6 is being filed because on September 26, 2001, SMBC (as defined below) entered into an Underwriting Agreement dated September 26, 2001 with GS Inc. (as defined below) and Goldman, Sachs & Co. ("GS&Co.") pursuant to which, SMBC sold an aggregate of 6,073,083 shares of Common Stock (as defined below) of GS Inc. to the underwriters listed therein at $67.23 per share. The Common Stock was offered to the public at $68.25 per share pursuant to a prospectus (the "Prospectus") dated September 26, 2001 and made part of the Registration Statement on Form S-3 filed by GS, Inc. (as defined below) (File No. 333-67110) (the "Registration Statement").

Item 1. Security and Issuer
---------------------------

     This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of The Goldman Sachs Group, Inc., a Delaware corporation (together with its subsidiaries and affiliates, "GS Inc."). The address of the principal executive offices of GS Inc. is 85 Broad Street, New York, New York 10004.

Item 2. Identity and Background
-------------------------------

     (a), (b), (c), (f)   This Schedule 13D is being filed by SMBC Capital
Markets, Inc. ("SMBC"), a Delaware corporation (formerly known as Sumitomo Bank Capital Markets, Inc.) and a New York-based wholly owned subsidiary of Sumitomo Mitsui Banking Corporation, a corporation organized under the laws of Japan ("Sumitomo Mitsui")(formerly known as The Sumitomo Bank, Limited). The Sumitomo Bank, Limited and The Sakura Bank, Limited merged on April 1, 2001. The Sumitomo Bank, Limited was the surviving company and the merged bank was named Sumitomo Mitsui Banking Corporation. In connection with the merger of The Sumitomo Bank, Limited and The Sakura Bank, Limited, Sumitomo Bank Capital Markets, Inc. and Sakura Global Capital, Inc. merged on April 2, 2001. Under the terms of such merger Sumitomo Bank Capital Markets, Inc. was the surviving entity and the merged entity was named SMBC Capital Markets, Inc. SMBC is engaged in various forms of commercial finance and is a participant in the market for interest rate and other forms of derivatives. Sumitomo Mitsui is a commercial bank headquartered in Tokyo, Japan. Directly or through subsidiaries and other affiliates, it engages in a wide variety of wholesale and retail banking activities in Japan, as well as in other parts of Asia, the Americas and Europe. The address of SMBC's principal business and office is 277 Park Avenue, New York, New York 10172. The address of Sumitomo Mitsui's principal business and office is 1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo, 100-0006, Japan. The name, citizenship, business address and present principal occupation or employment of each of the directors and executive officers of SMBC and Sumitomo Mitsui is set forth in Annex A to this Schedule 13D. In this schedule, reference to SMBC includes reference to SMBC's predecessor, as the context requires, and reference to Sumitomo Mitsui includes reference to Sumitomo Mitsui's predecessor, as the context requires.

     This Schedule contains certain information relating to (i) certain managing directors of GS Inc. who beneficially own Common Stock subject to a Shareholders' Agreement ("Covered Shares"), dated as of May 7, 1999, to which these managing directors of GS Inc. are party (as amended from time to time, the "Shareholders' Agreement" and such managing directors, the "Covered Persons") and (ii) Kamehameha Activities Association ("KAA"), who may be deemed to be members of a "group" with SMBC or Sumitomo Mitsui. Each of SMBC and Sumitomo

Mitsui hereby disclaims beneficial ownership of: (i) the Covered Shares; (ii) shares of Common Stock which may be purchased from time to time by Covered Persons for investment purposes which are not subject to the Shareholders' Agreement ("Uncovered Shares") or (iii) the shares of Common Stock subject to the Voting Agreement between KAA and GS Inc. (the "KAA Shares"), referred to below (see Item 6). All information contained in this Schedule relating to the Covered Persons and KAA has been derived from the filings with the Securities and Exchange Commission, including, but not limited to, Amendment No. 5 to
Schedule 13D filed by KAA on May 1, 2001, the Prospectus dated September 26, 2001 made part of the Registration Statement and Amendment No. 18 to Schedule 13D filed by the Covered Persons on August 7, 2001. The Covered Persons and KAA each have filed a Schedule 13D with respect to the shares of Common Stock and other equity securities of GS Inc. which they beneficially own; the reader is referred to such filings and any amendments thereto for more recent and complete information relating to the Covered Persons and KAA.

     (d), (e)   Except as described in Annex A or Annex B, during the last five years, none of SMBC or Sumitomo Mitsui or, to the best knowledge of SMBC or Sumitomo Mitsui, any of their respective executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or financial order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3. Source and Amount of Funds or Other Consideration
---------------------------------------------------------

     21,425,052 shares of Common Stock and 7,440,362 shares of Nonvoting Common Stock were acquired by SMBC and Sumitomo Mitsui in exchange for their interests in The Goldman Sachs Group L.P. ("Group L.P.") and certain of its affiliates. From the time of the acquisition through the settlement of a public offering on August 7, 2000 in which SMBC sold 12,621,804 shares of Common Stock (the "August 2000 Offering"), although the 7,440,362 shares of Nonvoting Common Stock were immediately convertible into Common Stock pursuant to GS, Inc.'s Certificate of Incorporation, these shares were not deemed beneficially owned by SMBC because such shares could not be converted due to restrictions imposed under the Bank Holding Company Act of 1956, as amended. Effective upon the settlement of the August 2000 Offering on August 7, 2000, the restrictions imposed under the Bank Holding Company Act of 1956, as amended, no longer applied to SMBC and thus, the 7,440,362 shares of Common Stock issuable upon conversion of the 7,440,362 shares of Nonvoting Common Stock were deemed beneficially owned by SMBC. On August 21, 2000, SMBC converted all 7,440,362 of its shares of Nonvoting Common Stock into an equal number of shares of Common Stock.

Item 4. Purpose of Transactions
-------------------------------

     SMBC acquired the Common Stock reported hereunder in connection with the succession of GS Inc. to the business of Group L.P. and GS Inc.'s initial public offering. On September 26, 2001, SMBC entered into an Underwriting Agreement dated September 26, 2001 with GS Inc. and GS&Co. pursuant to which, SMBC sold an aggregate of 6,073,083 shares of Common Stock of GS Inc. to the underwriters listed therein at $67.23 per share. The Common Stock was offered to the public at $68.25 per share pursuant to the Prospectus made part of the Registration

Statement. Except as described in Item 6, none of SMBC or Sumitomo Mitsui or their respective executive officers or directors has any plans or proposals which relate to or would result in their acquisition of additional Common Stock or any of the other events described in Item 4(a) through 4(j).

     Each of SMBC and Sumitomo Mitsui and their respective executive officers and directors is expected to evaluate on an ongoing basis GS Inc.'s financial condition and prospects and their interests in and with respect to GS Inc. Accordingly, each of SMBC and Sumitomo Mitsui and their respective executive officers and directors may change their plans and intentions at any time and from time to time. In particular, each of SMBC and Sumitomo Mitsui and their respective executive officers and directors may at any time and from time to time acquire or dispose of shares of Common Stock. Pursuant to restrictions imposed under the Bank Holding Company Act of 1956, as amended, SMBC and Sumitomo Mitusi cannot currently acquire Common Stock if such acquisition would cause them to own more than 4.9% of the Common Stock.

Item 5. Interest in Securities of the Issuer
--------------------------------------------

     (a) Rows (11) and (13) of the cover pages to this Schedule (including the footnotes thereto) and Annex A are hereby incorporated by reference. Each of SMBC and Sumitomo Mitsui hereby disclaims beneficial ownership of any shares of Common Stock held by any Covered Person or of the KAA Shares.

     (b) Rows (7) through (10) of the cover pages to this Schedule (including the footnotes thereto) and Annex A set forth the percentage range of Common Stock as to which there is sole power to vote or direct the vote or to dispose or direct the disposition, and the number of shares of Common Stock as to which there is shared power to vote or direct the vote or to dispose or direct the disposition. The power to vote the Common Stock subject to the Voting Agreement between SMBC, Sumitomo Mitsui and GS Inc. referred to below (see Item
6) (the "SMBC Shares") is shared with the Covered Persons, as described below in response to Item 6. Each of SMBC and Sumitomo Mitsui hereby disclaims beneficial ownership of any shares of Common Stock held by any Covered Person or of the KAA Shares.

     (c) Except as described in Annex C, neither SMBC or Sumitomo Mitsui, or to the best knowledge of SMBC or Sumitomo Mitsui, any of their respective executive officers or directors, has effected any transactions in Common Stock during the past 60 days. Amendment No. 18 to the Schedule 13D filed by the Covered Persons on August 7, 2001 reports certain transactions in the Common Stock effected by the Covered Persons during the 60 days preceding the filing of such Amendment; the reader is referred to such filings for information relating to such transactions.

     (d), (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
--------------------------------------------------------------------------------
Securities of the Issuer
------------------------

SMBC VOTING AGREEMENT

     SMBC and Sumitomo Mitsui have entered into a voting agreement with GS Inc., dated April 30, 1999 (the "SMBC Voting Agreement"), in which they have agreed to vote their shares of Common Stock and all other voting securities of GS Inc. in the same manner as a majority of the shares of Common Stock held by the managing directors of GS Inc. are voted for so long as they hold voting securities of GS Inc. It is expected that for so long as the Shareholders' Agreement remains in effect, the SMBC Voting Agreement will result in the shares of Common Stock owned by SMBC being voted in the same manner as the Covered Shares. The Covered Persons and KAA are not parties to the SMBC Voting Agreement, and the SMBC Voting Agreement is not enforceable by the Covered Persons or KAA, will continue to exist independent of the existence of the Shareholders' Agreement and the KAA Voting Agreement and may be amended, waived or canceled by GS Inc. without any consent or approval of the Covered Persons or KAA. The SMBC Voting Agreement is incorporated by reference as an exhibit to this Schedule 13D and the foregoing summary is qualified in its entirety by reference thereto.

     Each of SMBC and Sumitomo Mitsui hereby disclaims beneficial ownership of the Covered Shares.

SHAREHOLDERS' AGREEMENT

     GS Inc. has disclosed that the Covered Persons are party to the Shareholders' Agreement. The Covered Shares subject to the Shareholders' Agreement are subject to certain voting restrictions and restrictions on transfer of ownership by the Covered Persons, as more fully set forth in the Shareholders' Agreement.

     Each of SMBC and Sumitomo Mitsui hereby disclaims beneficial ownership of the Covered Shares.

KAA VOTING AGREEMENT

     GS Inc. has disclosed that KAA has entered into a voting agreement with GS Inc., dated April 30, 1999 (the "KAA Voting Agreement"), in which they have agreed to vote their shares of Common Stock and all other voting securities of GS Inc. in the same manner as a majority of the shares of Common Stock held by the managing directors of GS Inc. are voted for so long as they hold voting securities of GS Inc.

     Each of SMBC and Sumitomo Mitsui hereby disclaims beneficial ownership of the KAA Shares.

UNDERWRITING AGREEMENT

     On September 26, 2001, SMBC entered into an Underwriting Agreement with GS Inc. and GS&Co. to sell 6,073,083 shares of Common Stock of GS Inc. to the underwriters named therein at $67.23 per share. The Common Stock was offered to the public at $68.25 per share pursuant to the Prospectus made part of the Registration Statement. On October 1, 2001, the settlement date, SMBC received $408,293,370 in proceeds (after deducting an underwriting commission of $1.02 per share and before deducting other expenses). Pursuant to the Underwriting Agreement, SMBC has agreed to pay fees and expenses directly relating to the sale and purchase of the shares of Common Stock, including (i) the fees, disbursements and expenses of the underwriters' counsel and accountants in connection with the preparation, printing and filing of the Registration Statement, the Prospectus and any preliminary prospectus, (ii) the cost of printing or producing the Underwriting Agreement and other documents in connection with the offering, purchase, sale and delivery of the Common Stock,
(iii) filing fees and fees and disbursements of counsel in connection with securing any review by the National Association of Securities Dealers, Inc. on the terms of the sale, (iv) the cost and charges of any transfer agent or registrar, (v) their own counsel fees and (vi) all transfer taxes incident to the sale and delivery of the Common Stock. In addition, pursuant to the Underwriting Agreement, SMBC has agreed to indemnify the Underwriters against certain liabilities, including those arising under the Securities Act of 1933, as amended. This summary of the Underwriting Agreement is qualified in its entirety by reference to the Underwriting Agreement which is filed as an Exhibit to this Schedule.

Item 7. Material to be Filed as Exhibits
----------------------------------------

Exhibit                                      Description
-------                                      -----------

A. Voting Agreement, dated as of April 30, 1999, by and among The Goldman Sachs Group, Inc., The Sumitomo Bank, Limited (now named Sumitomo Mitsui Banking Corporation) and Sumitomo Bank Capital Markets, Inc. (now named SMBC Capital Markets, Inc.)(incorporated by reference to Exhibit 10.38 to the registration statement on Form S-1 (File No. 333-74449) filed by The Goldman Sachs Group, Inc.).

B. Underwriting Agreement, dated as of September 26, 2001 by and among The Goldman Sachs Group, Inc., Goldman, Sachs & Co. and SMBC Capital Markets, Inc.

                                                                         ANNEX A


     Information required as to Executive Officers and Directors of SMBC and
                         Sumitomo Mitsui, respectively.


Directors and Executive Officers of Sumitomo Mitsui Banking Corporation

--------------------------------------------------------------------------------------------------------------------
      Name       Citizen-ship   Business Address        Present Employment           Criminal        Beneficial
                                                                                  Convictions or    Ownership of
                                                                                   Violations of      the common
                                                                                 Federal or State   stock of the
                                                                                 Securities Laws    Goldman Sachs
                                                                                 within the last     Group, Inc.
                                                                                   Five Years
--------------------------------------------------------------------------------------------------------------------
 Akishige Okada      Japan      1-2,Yurakucho         Chairman of the Board,        None/None           None
                                1-chome,              Sumitomo Mitsui Banking
                                Chiyoda-ku,Tokyo      Corporation.
                                100- 0006, Japan
--------------------------------------------------------------------------------------------------------------------
 Yoshifumi           Japan      1-2,Yurakucho         President and Chief           None/None           None
 Nishikawa                      1-chome,              Executive Officer,
                                Chiyoda-ku, Tokyo     Sumitomo Mitsui Banking
                                100- 0006, Japan      Corporation.
--------------------------------------------------------------------------------------------------------------------
 Youhei Shiraga      Japan      1-2,Yurakucho         Deputy President and          None/None           None
                                1-chome,              Executive Officer,
                                Chiyoda-ku, Tokyo     Sumitomo Mitsui Banking
                                100- 0006, Japan      Corporation.
--------------------------------------------------------------------------------------------------------------------
 Akio Asuke          Japan      1-2,Yurakucho         Deputy President and          None/None           None
                                1-chome,              Executive Officer,
                                Chiyoda-ku, Tokyo     Sumitomo Mitsui Banking
                                100- 0006, Japan      Corporation.
--------------------------------------------------------------------------------------------------------------------
 Hirokazu            Japan      1-2,Yurakucho         Deputy President and          None/None           None
 Ishikawa                       1-chome,              Executive Officer,
                                Chiyoda-ku, Tokyo     Sumitomo Mitsui Banking
                                100- 0006, Japan      Corporation.
--------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
 Shunichi          Japan     1-2,Yurakucho          Senior Managing Director    None/None     None
 Okuyama                     1-chome,               and Executive Officer,
                             Chiyoda-ku, Tokyo      Sumitomo Mitsui Banking
                             100- 0006, Japan       Corporation.
------------------------------------------------------------------------------------------------------
 Tsutomu Sakuma    Japan     1-2,Yurakucho          Senior Managing Director    None/None     None
                             1-chome,               and Executive Officer,
                             Chiyoda-ku, Tokyo      Sumitomo Mitsui Banking
                             100- 0006, Japan       Corporation.
------------------------------------------------------------------------------------------------------
 Hidemitsu Nakao   Japan     1-2,Yurakucho          Senior Managing Director    None/None     None
                             1-chome,               and Executive Officer,
                             Chiyoda-ku, Tokyo      Sumitomo Mitsui Banking
                             100- 0006, Japan       Corporation.
------------------------------------------------------------------------------------------------------
 Michiyoshi        Japan     1-2,Yurakucho          Senior Managing Director    None/None     None
 Kuriyama                    1-chome,               and Executive Officer,
                             Chiyoda-ku, Tokyo      Sumitomo Mitsui Banking
                             100- 0006, Japan       Corporation.
------------------------------------------------------------------------------------------------------
 Takeharu Nagata   Japan     1-2,Yurakucho          Senior Managing Director    None/None     None
                             1-chome,               and Executive Officer,
                             Chiyoda-ku, Tokyo      Sumitomo Mitsui Banking
                             100- 0006, Japan       Corporation.
------------------------------------------------------------------------------------------------------
 Hidenori          Japan     1-2,Yurakucho          Senior Managing Director    None/None     None
 Hiramatsu                   1-chome,               and Executive Officer,
                             Chiyoda-ku, Tokyo      Sumitomo Mitsui Banking
                             100- 0006, Japan       Corporation.
------------------------------------------------------------------------------------------------------
 Tadashi Inoue     Japan     1-2,Yurakucho          Senior Managing Director    None/None     None
                             1-chome,               and Executive Officer,
                             Chiyoda-ku, Tokyo      Sumitomo Mitsui Banking
                             100- 0006, Japan       Corporation.
------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
 Keizo Ogawa       Japan     1-2,Yurakucho          Senior Managing Director    None/None            None
                             1-chome,               and Executive Officer,
                             Chiyoda-ku, Tokyo      Sumitomo Mitsui Banking
                             100- 0006, Japan       Corporation.
-----------------------------------------------------------------------------------------------------------------------
 Masayuki Oku      Japan     1-2,Yurakucho          Senior Managing Director    None/None            None
                             1-chome,               and Executive Officer,
                             Chiyoda-ku, Tokyo      Sumitomo Mitsui Banking
                             100- 0006, Japan       Corporation.
-----------------------------------------------------------------------------------------------------------------------
 Hideharu          Japan     1-2,Yurakucho          Senior Managing Director    None/None            None
 Kadowaki                    1-chome,               and Executive Officer,
                             Chiyoda-ku, Tokyo      Sumitomo Mitsui Banking
                             100- 0006, Japan       Corporation.
-----------------------------------------------------------------------------------------------------------------------
 Takemasa          Japan     1-2,Yurakucho          Senior Managing Director    None/None            None
 Tsukamoto                   1-chome,               and Executive Officer,
                             Chiyoda-ku, Tokyo      Sumitomo Mitsui Banking
                             100- 0006, Japan       Corporation.
-----------------------------------------------------------------------------------------------------------------------
 Teisuke Kitayama  Japan     1-2,Yurakucho          Managing Director and        None/None           None
                             1-chome, Chiyoda-ku,   Executive Officer,
                             Tokyo 100- 0006,       Sumitomo Mitsui Banking
                             Japan                  Corporation.
-----------------------------------------------------------------------------------------------------------------------
 Ryuzo Kodama      Japan     277 Park Ave., New     Managing Director and       None/None            None
                             York City, New         Executive Officer,
                             York, NY 10172 USA     Sumitomo Mitsui Banking
                                                    Corporation.
-----------------------------------------------------------------------------------------------------------------------
 Shigetada         Japan     1-2,Yurakucho          Managing Director and       None/None            None
 Takahashi                   1-chome, Chiyoda-ku,   Executive Officer,
                             Tokyo 100- 0006,       Sumitomo Mitsui Banking
                             Japan                  Corporation.
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
 Kenjiro Noda      Japan     1-2,Yurakucho          Managing Director and       None/None            None
                             1-chome,               Executive Officer,
                             Chiyoda-ku, Tokyo      Sumitomo Mitsui Banking
                             100- 0006, Japan       Corporation.
-----------------------------------------------------------------------------------------------------------------------
 Tadashi Hirota    Japan     1-2,Yurakucho          Managing Director and       None/None            None
                             1-chome,               Executive Officer,
                             Chiyoda-ku, Tokyo      Sumitomo Mitsui Banking
                             100- 0006, Japan       Corporation.
-----------------------------------------------------------------------------------------------------------------------
 Mutsuhiko         Japan     1-2,Yurakucho          Managing Director and       None/None            None
 Matsumoto                   1-chome,               Executive Officer,
                             Chiyoda-ku, Tokyo      Sumitomo Mitsui Banking
                             100- 0006, Japan       Corporation.
-----------------------------------------------------------------------------------------------------------------------
 Toichiro          Japan     1-2,Yurakucho          Managing Director and       None/None            None
 Mizushima                   1-chome, Chiyoda-ku,   Executive Officer,
                             Tokyo 100- 0006,       Sumitomo Mitsui Banking
                             Japan                  Corporation.
-----------------------------------------------------------------------------------------------------------------------
 Kakuei Miyagi     Japan     1-2,Yurakucho          Managing Director and       None/None            None
                             1-chome,               Executive Officer,
                             Chiyoda-ku, Tokyo      Sumitomo Mitsui Banking
                             100- 0006, Japan       Corporation.
-----------------------------------------------------------------------------------------------------------------------
 Yoshiaki Yamauchi Japan     1-2,Yurakucho 1-       Independent Director,       None/None            None
                             chome, Chiyoda-ku,     Sumitomo Mitsui Banking
                             Tokyo 100- 0006,       Corporation.
                             Japan
-----------------------------------------------------------------------------------------------------------------------
 Yoichiro          Japan     1-2,Yurakucho          Independent Director,       None/None            None
 Yamakawa                    1-chome,               Sumitomo Mitsui Banking
                             Chiyoda-ku, Tokyo      Corporation.
                             100- 0006, Japan
-----------------------------------------------------------------------------------------------------------------------
 Ryoji Miura       Japan     1-2,Yurakucho          Managing Director and       None/None            None
                             1-chome, Chiyoda-ku,   Executive Officer,
                             Tokyo 100- 0006,       Sumitomo Mitsui Banking
                             Japan                  Corporation.
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
 Kouichi            Japan    1-2, Yurakucho         Managing Director and        None/None            None
 Yanagimura                  1-chome, Chiyoda-ku,   Executive Officer,
                             Tokyo 100- 0006,       Sumitomo Mitsui Banking
                             Japan                  Corporation.
-----------------------------------------------------------------------------------------------------------------------
 Jumpei Ishii       Japan    1-2, Yurakucho         Managing Director and        None/None            None
                             1-chome, Chiyoda-ku,   Executive Officer,
                             Tokyo 100- 0006,       Sumitomo Mitsui Banking
                             Japan                  Corporation.
-----------------------------------------------------------------------------------------------------------------------
 Koji Ishida        Japan    1-2, Yurakucho         Managing Director and        None/None            None
                             1-chome,               Executive Officer,
                             Chiyoda-ku, Tokyo      Sumitomo Mitsui Banking
                             100- 0006, Japan       Corporation.
-----------------------------------------------------------------------------------------------------------------------
 Takao Umino        Japan    277 Park Ave., New     Managing Director and        None/None            None
                             York City, New York,   Executive Officer,
                             NY 10172 USA           Sumitomo Mitsui Banking
                                                    Corporation.
-----------------------------------------------------------------------------------------------------------------------
 Morio Kusunoki     Japan    1-2, Yurakucho         Managing Director and        None/None            None
                             1-chome, Chiyoda-ku,   Executive Officer,
                             Tokyo 100- 0006,       Sumitomo Mitsui Banking
                             Japan                  Corporation.
-----------------------------------------------------------------------------------------------------------------------
 Kiyoshi Shibuya    Japan    1-2, Yurakucho         Managing Director and        None/None            None
                             1-chome,               Executive Officer,
                             Chiyoda-ku, Tokyo      Sumitomo Mitsui Banking
                             100- 0006, Japan       Corporation.
-----------------------------------------------------------------------------------------------------------------------
 Koichi             Japan    1-2, Yurakucho         Managing Director and        None/None            None
 Tsukihara                   1-chome,               Executive Officer,
                             Chiyoda-ku, Tokyo      Sumitomo Mitsui Banking
                             100- 0006, Japan       Corporation.
-----------------------------------------------------------------------------------------------------------------------
 Shinpei Nihei      Japan    1-2, Yurakucho         Managing Director and        None/None            None
                             1-chome,               Executive Officer,
                             Chiyoda-ku, Tokyo      Sumitomo Mitsui
                             100- 0006, Japan       Banking Corporation.
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
 Masahide          Japan     1-2, Yurakucho         Managing Director and       None/None            None
 Hirasawa                    1-chome,               Executive Officer,
                             Chiyoda-ku, Tokyo      Sumitomo Mitsui Banking
                             100- 0006, Japan       Corporation.
-----------------------------------------------------------------------------------------------------------------------
 Mitsuaki Yahagi   Japan     1-2, Yurakucho         Managing Director and       None/None            None
                             1-chome, Chiyoda-ku,   Executive Officer,
                             Tokyo 100- 0006,       Sumitomo Mitsui Banking
                             Japan                  Corporation.
-----------------------------------------------------------------------------------------------------------------------
 Yasufumi          Japan     1-2, Yurakucho         Executive Officer,          None/None            None
 Kitamoto                    1-chome,               Sumitomo Mitsui Banking
                             Chiyoda-ku, Tokyo      Corporation.
                             100- 0006, Japan
-----------------------------------------------------------------------------------------------------------------------
 Shiro Kawajiri    Japan     1-2, Yurakucho         Executive Officer,          None/None            None
                             1-chome,               Sumitomo Mitsui Banking
                             Chiyoda-ku, Tokyo      Corporation.
                             100- 0006, Japan
-----------------------------------------------------------------------------------------------------------------------
 Yasuyuki Kimoto   Japan     Temple Court 11        Executive Officer,          None/None            None
                             Queen Victoria         Sumitomo Mitsui Banking
                             Street, London EC4N    Corporation.
                             4TA, U.K.
-----------------------------------------------------------------------------------------------------------------------
 Daisuke Saji      Japan     1-2, Yurakucho         Executive Officer,          None/None            None
                             1-chome, Chiyoda-ku,   Sumitomo Mitsui Banking
                             Tokyo 100- 0006,       Corporation.
                             Japan
-----------------------------------------------------------------------------------------------------------------------
 Hideaki Shigi     Japan     1-2, Yurakucho         Executive Officer,          None/None            None
                             1-chome, Chiyoda-ku,   Sumitomo Mitsui Banking
                             Tokyo 100- 0006,       Corporation.
                             Japan
-----------------------------------------------------------------------------------------------------------------------
 Kuniaki Tsuyada   Japan     1-2, Yurakucho         Executive Officer,          None/None            None
                             1-chome, Chiyoda-ku,   Sumitomo Mitsui Banking
                             Tokyo 100- 0006,       Corporation.
                             Japan
-----------------------------------------------------------------------------------------------------------------------
 Kenjiro Nakano    Japan     1-2, Yurakucho         Executive Officer,          None/None            None
                             1-chome,               Sumitomo Mitsui Banking
                             Chiyoda-ku, Tokyo      Corporation.
                             100- 0006, Japan
-----------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
Shigeru Nishiyama        Japan     1-2,Yurakucho          Executive Officer,         None/None      None
                                   1-chome,               Sumitomo Mitsui
                                   Chiyoda-ku, Tokyo      Banking Corporation.
                                   100-0006, Japan
---------------------------------------------------------------------------------------------------------------
Koichi Maeda             Japan     1-2,Yurakucho          Executive Officer,         None/None      None
                                   1-chome,               Sumitomo Mitsui
                                   Chiyoda-ku, Tokyo      Banking Corporation.
                                   100-0006, Japan
---------------------------------------------------------------------------------------------------------------
Hitoshi Yoshimatsu       Japan     3 Temasek Avenue       Executive Officer,         None/None      None
                                   #06-01, Centennial     Sumitomo Mitsui
                                   Tower, Singapore       Banking Corporation.
                                   039190, The
                                   Republic of
                                   Singapore
---------------------------------------------------------------------------------------------------------------
Shigenobu Aikyo          Japan     1-2,Yurakucho          Executive Officer,         None/None      None
                                   1-chome,               Sumitomo Mitsui
                                   Chiyoda-ku, Tokyo      Corporation.
                                   100-0006, Japan
---------------------------------------------------------------------------------------------------------------
Hitoshi Inuga            Japan     1-2,Yurakucho          Executive Officer,         None/None      None
                                   1-chome,               Sumitomo Mitsui
                                   Chiyoda-ku, Tokyo      Banking Corporation.
                                   100-0006, Japan
---------------------------------------------------------------------------------------------------------------
Osamu Endo               Japan     1-2,Yurakucho          Executive Officer,         None/None      None
                                   1-chome,               Sumitomo Mitsui
                                   Chiyoda-ku, Tokyo      Banking Corporation.
                                   100-0006, Japan
---------------------------------------------------------------------------------------------------------------
Sadao Kobayashi          Japan     1-2,Yurakucho          Executive Officer,         None/None      None
                                   1-chome,               Sumitomo Mitsui
                                   Chiyoda-ku, Tokyo      Banking Corporation.
                                   100-0006, Japan
---------------------------------------------------------------------------------------------------------------
Jun Suzuki               Japan     1-2,Yurakucho          Executive Officer,         None/None      None
                                   1-chome,               Sumitomo Mitsui
                                   Chiyoda-ku, Tokyo      Banking Corporation.
                                   100-0006, Japan
---------------------------------------------------------------------------------------------------------------
Shuntaro Higashi         Japan     1-2,Yurakucho          Executive Officer,         None/None      None
                                   1-chome,               Sumitomo Mitsui
                                   Chiyoda-ku, Tokyo      Banking Corporation.
                                   100-0006, Japan
---------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
Kengo Miyauchi       Japan     1-2,Yurakucho          Executive Officer,        None/None       None
                               1-chome,               Sumitomo Mitsui
                               Chiyoda-ku, Tokyo      Banking Corporation.
                               100-0006, Japan
-----------------------------------------------------------------------------------------------------------
Hiromichi Miyauchi   Japan     1-2,Yurakucho          Executive Officer,        None/None       None
                               1-chome,               Sumitomo Mitsui
                               Chiyoda-ku, Tokyo      Banking Corporation.
                               100-0006, Japan
-----------------------------------------------------------------------------------------------------------
Kozo Yoneda          Japan     1-2,Yurakucho          Executive Officer,        None/None       None
                               1-chome,               Sumitomo Mitsui
                               Chiyoda-ku, Tokyo      Banking Corporation.
                               100-0006, Japan
-----------------------------------------------------------------------------------------------------------
Shigeo Imafuku       Japan     1-2,Yurakucho          Executive Officer,        None/None       None
                               1-chome,               Sumitomo Mitsui
                               Chiyoda-ku, Tokyo      Banking Corporation.
                               100-0006, Japan
-----------------------------------------------------------------------------------------------------------
Yusaku Omori         Japan     1-2,Yurakucho          Executive Officer,        None/None       None
                               1-chome,               Sumitomo Mitsui
                               Chiyoda-ku, Tokyo      Banking Corporation.
                               100-0006, Japan
-----------------------------------------------------------------------------------------------------------
Nobuyuki Kameoka     Japan     1-2,Yurakucho          Executive Officer,        None/None       None
                               1-chome,               Sumitomo Mitsui
                               Chiyoda-ku, Tokyo      Banking Corporation.
                               100-0006, Japan
-----------------------------------------------------------------------------------------------------------
Hiroaki Shukuzawa    Japan     1-2,Yurakucho          Executive Officer,        None/None       None
                               1-chome,               Sumitomo Mitsui
                               Chiyoda-ku, Tokyo      Banking Corporation.
                               100-0006, Japan
-----------------------------------------------------------------------------------------------------------
Hirosumi Tsusue      Japan     1-2,Yurakucho          Executive Officer,        None/None       None
                               1-chome,               Sumitomo Mitsui
                               Chiyoda-ku, Tokyo      Banking Corporation.
                               100-0006, Japan
-----------------------------------------------------------------------------------------------------------
Akira Matsumoto      Japan     1-2,Yurakucho          Executive Officer,        None/None       None
                               1-chome,               Sumitomo Mitsui
                               Chiyoda-ku, Tokyo      Banking Corporation.
                               100-0006, Japan
-----------------------------------------------------------------------------------------------------------
Fuminori Yoshitake   Japan     1-2,Yurakucho          Executive Officer,        None/None       None
                               1-chome,               Sumitomo Mitsui
                               Chiyoda-ku, Tokyo      Banking Corporation.
                               100- 0006, Japan
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
Kohei              Japan    1-2, Yurakucho            Executive Officer,           None/None            None
Katsukawa                   1-chome, Chiyoda-ku,      Sumitomo Mitsui Banking
                            Tokyo 100- 0006,          Corporation.
                            Japan
----------------------------------------------------------------------------------------------------------------------
Kazuhisa           Japan    1-2, Yurakucho            Executive Officer,           None/None            None
Kishikawa                   1-chome, Chiyoda-ku,      Sumitomo Mitsui Banking
                            Tokyo 100- 0006,          Corporation.
                            Japan
-----------------------------------------------------------------------------------------------------------------------
Hiroki             Japan    1-2, Yurakucho            Executive Officer,           None/None            None
Nishio                      1-chome, Chiyoda-ku,      Sumitomo Mitsui Banking
                            Tokyo 100- 0006,          Corporation.
                            Japan

-----------------------------------------------------------------------------------------------------------------------
Hajime             Japan    1-2, Yurakucho            Executive Officer,           None/None            None
Yamashita                   1-chome, Chiyoda-ku,      Sumitomo Mitsui Banking
                            Tokyo 100- 0006,          Corporation.
                            Japan

-----------------------------------------------------------------------------------------------------------------------
Yoshihiro          Japan    Boon-Mitr Building,       Executive Officer,           None/None            None
Yoshimura                   138 Silom Road,           Sumitomo Mitsui Banking
                            Bangkok 10500,            Corporation.
                            Thailand
-----------------------------------------------------------------------------------------------------------------------

Directors and Officers of SMBC Capital Markets, Inc.

-------------------------------------------------------------------------------------------------------------------------
   Name    Citizen-ship    Business Address        Present Employment                     Criminal          Beneficial
                                                                                       Convictions or      Ownership of
                                                                                        Violations of       the common
                                                                                      Federal or State     stock of The
                                                                                       Securities Laws    Goldman Sachs
                                                                                       within the last     Group, Inc.
                                                                                           5 years
-------------------------------------------------------------------------------------------------------------------------
 Ryuzo     Japan           Sumitomo Mitsui         Head of the Americas                None/None           None
 Kodama                    Banking Corporation,    Division, Sumitomo Mitsui
                           277 Park Ave., New      Banking Corporation
                           York City, New York,
                           USA                     Managing Director and
                                                   Executive Officer, Sumitomo
                                                   Mitsui Banking Corporation

                                                   Director, SMBC Capital
                                                   Markets, Inc.
-------------------------------------------------------------------------------------------------------------------------
 Takao     Japan           Sumitomo Mitsui         Deputy Head of the Americas         None/None           None
 Umino                     Banking Corporation,    Division, Sumitomo Mitsui
                           277 Park Ave., New      Banking Corporation
                           York City, New York,
                           USA                     Managing Director and
                                                   Executive Officer, Sumitomo
                                                   Mitsui Banking Corporation

                                                   Director, SMBC Capital
                                                   Markets, Inc.
-------------------------------------------------------------------------------------------------------------------------
 Yoshio    Japan           Sumitomo Mitsui         General Manager, Planning           None/None           None
 Itaya                     Banking Corporation,    Department, Americas
                           277 Park Ave., New      Division, Sumitomo Mitsui
                           York City, New York,    Banking Corporation
                           USA
                                                   Director, SMBC Capital
                                                   Markets, Inc.
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
 Natsuo Okada      Japan       SMBC Securities,        President, SMBC Securities,    None/None           None
                               Inc.,  277 Park         Inc.
                               Ave., New York City,
                               New York, USA           Director, SMBC Capital
                                                       Markets, Inc.
--------------------------------------------------------------------------------------------------------------------------
 Naoyuki           Japan       SMBC Capital            Chairman, SMBC Capital         None/None           None
 Kawamoto                      Markets, Inc., 277      Markets, Inc.
                               Park Ave., New York
                               City, New York, USA     Director, SMBC Capital
                                                       Markets, Inc.
--------------------------------------------------------------------------------------------------------------------------
 Joseph L.         USA         SMBC Capital            President, SMBC Capital        None/None           None
 Brennan                       Markets, Inc., 277      Markets, Inc.
                               Park Ave., New York
                               City, New York, USA     Director, SMBC Capital
                                                       Markets, Inc.
--------------------------------------------------------------------------------------------------------------------------
 Shinji Sugiyama   USA         SMBC Capital            Managing Director, SMBC        None/None           None
                               Markets, Inc., 277      Capital Markets, Inc.
                               Park Ave., New York
                               City, New York, USA     Director, SMBC Capital
                                                       Markets, Inc.
--------------------------------------------------------------------------------------------------------------------------
 Kenichi Morooka   Japan       SMBC Capital            Managing Director, SMBC        None/None           None
                               Markets, Inc., 277      Capital Markets, Inc.
                               Park Ave., New York
                               City, New York, USA     Director, SMBC Capital
                                                       Markets, Inc.
--------------------------------------------------------------------------------------------------------------------------
 William M. Ginn   USA         SMBC Leasing and        Chairman and Chief             None/None           None
                               Finance Inc., 277       Executive Officer, SMBC
                               Park Ave., New York     Leasing and Finance, Inc.
                               City, New York, USA
                                                       General Manager,
                                                       Specialized Finance
                                                       Department, Americas
                                                       Division, Sumitomo Mitsui
                                                       Banking Corporation

                                                       Director, SMBC Capital
                                                       Markets, Inc.
--------------------------------------------------------------------------------------------------------------------------

                                                                         ANNEX B

     Information required as to proceedings described in Items 2(d) and 2(e)

   None.

                                                                         ANNEX C

Item 5(c). Description of all transactions in the Common Stock effected during the last 60 days by SMBC or Sumitomo Mitusi, or, to the best knowledge of SMBC or Sumitomo Mitsui, their respective executive officers and directors.

     On September 26, 2001, SMBC entered into an Underwriting Agreement dated September 26, 2001 with GS Inc. and GS&Co. pursuant to which, SMBC sold an aggregate of 6,073,083 shares of Common Stock of GS Inc. to the underwriters listed therein at $67.23 per share. The Common Stock was offered to the public at $68.25 per share pursuant to the Prospectus made part of the Registration Statement. On October 1, 2001, the settlement date, SMBC received $408,293,370 in proceeds (after deducting an underwriting commission of $1.02 per share and before deducting other expenses).

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2001

                                 SMBC CAPITAL MARKETS, INC.



                                 By:          /s/ Joseph L. Brennan
                                       -----------------------------------------
                                       Name:  Joseph L. Brennan
                                       Title: President



                                 SUMITOMO MITSUI BANKING CORPORATION



                                 By:          /s/ Ryuzo Kodama
                                       -----------------------------------------
                                       Name:  Ryuzo Kodama
                                       Title: Managing Director and Head of
                                              the Americas Division

                                  EXHIBIT INDEX



Exhibit                                     Description
-------                                     -----------

A. Voting Agreement, dated as of April 30, 1999, by and among The Goldman Sachs Group, Inc., The Sumitomo Bank, Limited (now named Sumitomo Mitsui Banking Corporation) and Sumitomo Bank Capital Markets, Inc. (now named SMBC Capital Markets, Inc.) (incorporated by reference to
                      Exhibit 10.38 to the registration statement on Form S-1 (File No. 333-74449) filed by The Goldman Sachs Group, Inc.).

B. Underwriting Agreement, dated as of September 26, 2001 by and among The Goldman Sachs Group, Inc., Goldman, Sachs & Co. and SMBC Capital Markets, Inc.